VF 6-5-02

02022302

...TED STATES
...EXCHANGE COMMISSION
...ngton, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-27340

FV 6/7/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) **AND ENDING** 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PIM Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 South Rancho Santa Fe Road
(No. and Street)

San Marcos, California 92069
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn McDaniel (760) 471-8536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
152
WASH., D.C.
SECTION

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Heilbron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIM Financial Services, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jack K Heilbron
Signature

Chairman of Board
Title

Cheryl A Knoblock
Notary Public

CHERYL A. KNOBLOCK
Comm. # 1233569
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 30, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2002 and 2001

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
PIM Financial Services, Inc.

We have audited the accompanying statements of financial condition of PIM Financial Services, Inc. (a wholly-owned subsidiary of Centurion Group, Inc.) as of March 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIM Financial Services, Inc. at March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 24, 2002

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Statements of Financial Condition

March 31, 2002 and 2001

ASSETS

	2002	*2001*
Cash	$ 15,630	$171,139
Securities owned	80,930	106,936
Receivables		
Commissions	4,370	126,545
Affiliates	74,298	-
Representatives	-	29,086
Prepaid expenses and other	993	7,067
	$176,221	$440,773

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions payable	$ 13,647	$163,322
Due to affiliates	-	36,597
Accounts payable and other accrued expenses	18,699	85,916
Total liabilities	32,346	285,835
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, issued, and outstanding	10,000	10,000
Additional paid-in capital	236,753	106,000
Retained earnings (deficit)	(102,878)	38,938
Total stockholder's equity	143,875	121,735
	$176,221	$513,185

See notes to financial statements.

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Statements of Income

Years Ended March 31, 2002 and 2001

	2002	*2001*
Revenues		
Commissions and advisory fees	$5,116,994	$7,193,489
Representative fees	67,848	74,012
Interest	26,820	44,381
Other	25,534	32,223
Total revenues	5,237,196	7,344,105
Expenses		
Commissions and clearing	4,576,325	6,435,680
Compensation and employee benefits	366,296	437,687
Insurance	145,134	9,297
Occupancy and equipment rental	135,714	113,330
Legal, accounting, and other services	90,165	71,592
Information services	42,922	40,015
Travel and entertainment	33,456	30,868
Telephone and postage	29,464	26,290
Licenses and registrations	20,654	10,389
Supplies and printing	18,364	21,254
Due diligence	6,000	6,000
Other expenses	9,063	19,698
Total expenses	5,473,557	7,222,100
Income before income taxes	(236,361)	122,005
Income tax benefit (expense)	94,545	(48,802)
Net income (loss)	$ (141,816)	$ 73,203

See notes to financial statements.

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended March 31, 2002 and 2001

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings (Deficit)*
Balance, April 1, 2000	$10,000	$106,000	$ 5,735
Dividends	-	-	(40,000)
Net income	-	-	73,203
Balance, March 31, 2001	10,000	106,000	38,938
Capital contribution	-	130,753	-
Net loss	-	-	(141,816)
Balance, March 31, 2002	$10,000	$236,753	$(102,878)

See notes to financial statements.

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Statements of Cash Flows

Years Ended March 31, 2002 and 2001

	2002	*2001*
Cash flows from operating activities		
Net income (loss)	$(141,816)	$ 73,203
Adjustments to reconcile net income (loss) to net cash from operating activities		
Changes in operating assets and liabilities		
Receivables		
Commissions	122,175	119,892
Affiliates	(110,895)	27,722
Representatives	29,086	(19,084)
Prepaid expenses and other	6,074	6,331
Commissions payable	(149,675)	(144,048)
Accounts payable and other accrued expenses	(67,217)	50,711
Net cash from operating activities	(312,268)	114,727
Cash flows from investing activities		
Securities owned	26,006	(10,700)
Cash flows from financing activities		
Capital contribution	130,753	-
Dividends paid	-	(80,000)
Net cash from financing activities	130,753	(80,000)
Net increase (decrease) in cash	(155,509)	24,027
Cash, beginning of year	171,139	147,112
Cash, end of year	$ 15,630	$171,139

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. PIM Financial Services, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

The Company is a wholly-owned subsidiary of Centurion Group, Inc. ("CGI"). CGI is engaged in the business of providing diversified financial services to the public. CGI is wholly owned by CI Holding Group, Inc. And by common ownership, the Company is also related to CENTURION Counsel, Inc.; PIM Insurance Service, Inc.; Bishop-Crown Investment Research, Inc.; CHG Properties, Inc.; and Centurion Institutional Services, Inc.

The Company is dependent upon its sales representatives for the generation of business. These representatives are able to move from one brokerage firm to another, usually taking some or all of their clients with them. The Company generates its sales through a sales force of 88 independent contractor representatives. Should one or more of the major producing representatives leave the Company, it is possible that the Company would not retain the business of the customers serviced by those representatives.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. The Company's revenues are primarily derived from commissions on sales of mutual funds, variable annuities, limited partnership interests, stocks, and bonds. Commission revenue is recorded on a trade date basis. Advisory fee income is recognized as earned.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Customer Cash Accounts. The Company maintains special segregated cash accounts for the exclusive benefit of its customers. The balances in these accounts and the related liabilities are not included in the accompanying financial statements. There were no balances at March 31, 2002 and 2001.

Income Taxes. The Company files consolidated federal and state income tax returns with CI Holding Group, Inc. and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Commissions receivable are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of its financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2002 and 2001.

Financial Instruments. The carrying values reflected in the statement of financial condition at March 31, 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at March 31, 2002 and 2001.

2. RELATED PARTY TRANSACTIONS

Common expenses of the Company, its parent, and its affiliates, including compensation and benefits, rent, insurance, utilities, and office supplies were paid by certain affiliated companies and allocated among the group based on such factors as labor hours and square footage. Allocated costs amounted to $302,692 in fiscal 2002 and $298,033 in fiscal 2001.

The Company incurred management fees from affiliates of $4,549 in fiscal 2002 and $4,598 in fiscal 2001.

3. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2002	*2001*
Computed "expected" federal income tax benefit (expense)	$80,363	$(41,482)
State income tax benefit (expense), net	14,182	(7,320)
	$94,545	$(48,802)

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at March 31, 2002 and 2001.

5. CONTINGENCIES

Litigation. During fiscal 2001, the Company settled its legal actions in the State of Oklahoma relating to sales of U.S. government securities by the Company to the Treasurer's office of the State of Oklahoma during the period from March 1991 to December 1992. The State of Oklahoma alleged excessive mark-ups on the transactions. The Company had established an accrual of $50,000 for this obligation. During fiscal 2001, the Company recognized an additional expense of $117,710 based on the present value of future payments using a discount factor of ten percent. The obligation in connection with this settlement has been assumed by the Company's Parent.

The Company is also subject to other legal proceedings and claims arising in the normal course of its business. Although it is not possible to determine the final outcome of these matters, management believes that any liability will not have a material adverse effect on the Company's operations or financial position.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2002 was 0.51 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2002, the Company had net capital of $63,516 which was $13,516 in excess of the amount required by the SEC.

7. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2002

Total stockholder's equity	$143,875
Less non-allowable assets	
Receivables	
Affiliates	74,298
Securities owned	3,300
Prepaid expenses and other	993
Net capital before haircuts on security positions	65,284
Less haircuts on security positions	
Securities owned	1,768
Net capital	$ 63,516
Total aggregate indebtedness	$ 32,346
Ratio of aggregate indebtedness to net capital	0.51
Minimum net capital required	$ 50,000

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of March 31, 2002.

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

March 31, 2002

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of March 31, 2002; and a reconciliation to that calculation is not included herein.

PIM FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Centurion Group, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

March 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
PIM Financial Services, Inc.

In planning and performing our audit of the financial statements of PIM Financial Services, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

May 24, 2002